

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 8, 2021

Peter Crage
Executive Vice President, Chief Financial Officer and Treasurer
TravelCenters of America Inc.
24601 Center Ridge Road
Westlake, OH 44145

      Re: TravelCenters of America Inc.
         Form 10-K for the Fiscal Year Ended December 31, 2020
         Filed February 26, 2021
         Item 2.02 Form 8-K filed November 1, 2021
         File No. 001-33274

Dear Mr. Crage:

     We have reviewed your filings and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

     After reviewing your response to this comment, we may have additional comments.

Item 2.02 Form 8-K filed November 1, 2021

Exhibit 99.1
Reconciliation of Non-GAAP Financial Measures
Calculation of EBITDA, Adjusted EBITDA and Adjusted EBITDAR
Calculation of Adjusted EBITDAR Margin, page 8

1.   You state on page 6 that adjusted EBITDAR and adjusted EBITDAR margin are presented solely as valuation measures and should not be viewed as measures of overall operating performance. However, you present and discuss these measures on a comparative basis (current period to prior period), as if they are performance measures. Real estate rent expense appears to reflect normal, recurring, cash operating expenses that are necessary to operate your business. Please remove this adjustment from your non-GAAP measure calculations or tell us how you considered the guidance in

Question 100.01 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations. Also, tell us with greater specificity, than in your current disclosures, how adjusted EBITDAR and adjusted EBITDAR margin are both useful as valuation tools.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Angela Lumley at 202-551-3398 or Rufus Decker at 202-551-3769 if you have any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services